Miller Energy Resources, Inc.
9721 Cogdill Rd, Suite 302
Knoxville, Tennessee 37932
March 6, 2014
Via EDGAR

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Miller Energy Resources, Inc.
Form 10-K for Fiscal Year Ended April 30, 2013
Filed July 15, 2013
File No. 001-34732

Dear Mr. Horowitz:
Miller Energy Resources, Inc. (the “Company”) hereby acknowledges receipt of comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated February 21, 2014, relating to the Company’s Form 10-K for the fiscal year ended April 30, 2013 (the “Comment Letter”). We are working to prepare a response to the Comment Letter and furnish the requested information to the Staff.
As discussed with you by telephone conversation with our counsel on March 4, 2014, this correspondence confirms our request for an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comment, including consulting with the Company’s external reserve engineers, in-house technical experts and KPMG. We expect to file our response to and furnish all information required by the Comment Letter no later than Monday, March 31, 2014, and will submit the petroleum engineering reports responsive to Comment 6 of the Comment Letter directly to Mr. Ronald M. Winfrey of the Staff before such date.
Very truly yours,

MILLER ENERGY RESOURCES, INC.

By: /s/ Kurt Yost

Kurt Yost
Senior Vice President and
General Counsel

cc:    Vinson & Elkins L.L.P.